UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

Delta Air Lines, Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

247361702

(CUSIP Number)

Athena Advisory Group, LLC

142 W. 57th Street, 17th Floor

New York, NY 10019

Attn: Stephen Presser

(212) 699-4001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No: 247361702	13D	Page 1 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Athena Advisory Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)

14	TYPE OF REPORTING PERSON OO

CUSIP No: 247361702	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Presser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)

14	TYPE OF REPORTING PERSON IN

CUSIP No: 247361702	13D	Page 3 of 8

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common stock, par value $0.0001 per share (“Common Stock”), of Delta Air Lines, Inc. (“Delta” or the “Issuer”). The Issuer has its principal offices at P.O. Box 20706, Atlanta, Georgia 30320-6001.

Item 2.	Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Athena Advisory Group, LLC, a Delaware limited liability company (“Athena”), by virtue of the fact that it may be deemed beneficial owner of between 49,335,159 and 49,562,240 shares of Common Stock of Delta that are subject to the Transition Framework Agreement described below; and

(ii) Stephen Presser (“Mr. Presser”), the managing member of Athena,

both of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.5 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The address of the principal business office of each of Athena and Mr. Presser is 142 W. 57th Street, 17th Floor, New York, NY 10019. Athena is primarily engaged in the business of providing financial advisory services in the airline industry. The principal business occupation of Mr. Presser is serving as a principal and an advisor in the financial services industry.

Within the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

CUSIP No: 247361702	13D	Page 4 of 8

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the persons for whom Athena acts as a financial advisor acquired the shares of Common Stock pursuant to the Transaction Framework Agreement (the “TFA”), entered into on June 27, 2008 between the Air Line Pilots Association, International (“ALPA”), the Delta Master Executive Council (“Delta MEC”), the Northwest Airlines Master Executive Council (“Northwest MEC”) and Delta. Under the TFA Delta agreed to issue, subject to the conditions contained therein, and other agreements set forth therein, (a) for the benefit of pilots on the Delta seniority list as of 12:01 a.m. New York time on the day following the date of the closing of the Merger (as defined below) (such pilots, the “Delta Pilot Group”), a number of shares of Common Stock equal to 3.5% of the outstanding equity capitalization of Delta determined on a fully-diluted basis as described in the TFA (“Delta Pilot Shares”), and (b) for the benefit of pilots on the Northwest Airlines, Inc. (“Northwest Airlines”) seniority list as of 12:01 a.m. New York time on the day following the date of the closing of the Merger (such pilots, the “Northwest Pilot Group” and, collectively with the Delta Pilot Group, the “Eligible Pilots”), a number of shares of Common Stock equal to 2.38% of the outstanding equity capitalization of Delta determined on a fully-diluted basis as described in the TFA (“Northwest Pilot Shares” and, collectively with the Delta Pilot Shares, the “Pilot Shares”). Among other things, the TFA contemplates the parties’ entering into a new collective bargaining agreement in respect of the airline pilots employed by each of Delta and Northwest Airlines, effective as of 12:01 a.m. New York time on the day following the date of the closing of the Merger, subject to the terms and conditions contained in the TFA. The parties entered into such a new collective bargaining agreement, which was separately ratified by the pilots employed by Delta and the pilots employed by Northwest Airlines, and which became effective at 12:01 a.m. New York time on October 30, 2008.

In each case, for purposes of the TFA, the fully-diluted basis is calculated based on the “treasury stock method” of calculating diluted earnings per share under Statement of Financial Accounting Standards No. 128 after giving effect to, among other things, the issuance of Delta Common Stock to Northwest stockholders in connection with the Merger.

The TFA superseded a prior agreement among Delta, the Delta MEC and ALPA, dated as of April 14, 2008 (the “Original TFA”), providing for the issuance of the Delta Pilot Shares.

The merger among Delta, Nautilus Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Delta, and Northwest, a Delaware corporation (the “Merger”), was consummated on October 29, 2008. The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is expected to be between 29,366,166 and 29,501,333, the aggregate number of Northwest Pilot Shares is expected to be between 19,968,993 and 20,060,907 and the aggregate number of Pilot Shares is expected to be between 49,335,159 and 49,562,240. The Pilot Shares will be newly-issued Common Stock issued pursuant to the Delta 2007 Performance Compensation Plan, as described in Delta’s registration statement on Form S- 4, declared effective by the Securities and Exchange Commission (“SEC”) on August 7, 2008, and the Form S-8 (as defined below).

CUSIP No: 247361702	13D	Page 5 of 8

The TFA included as Exhibit 99.1 hereto is incorporated herein by reference and any description of the TFA contained herein is qualified in its entirety by reference to Exhibit 99.1. The Original TFA included as Exhibit 99.2 hereto is incorporated herein by reference and any description of the Original TFA contained herein is qualified in its entirety by reference to Exhibit 99.2.

Item 4.	Purpose of the Transaction.

In connection with the Merger, the TFA provides that Athena, as financial advisor to the Delta Pilot Group and the Northwest Pilot Group, may cause Delta to issue any or all of the Pilot Shares on one or more dates at or after the date of the closing of the Merger, upon reasonable written notice to Delta. For any such issuance, Athena will determine whether to distribute such Pilot Shares directly to the Eligible Pilots or to sell such Pilot Shares in a registered offering and distribute the cash proceeds from such offering to the Eligible Pilots directly or via one or more trusts or other entities not required to be registered under the Investment Company Act of 1940 (the “Initial Holder”), to be determined by the Delta MEC and the Northwest MEC, acting jointly, with the consent of Delta, not to be unreasonably withheld. If the Pilot Shares are sold through one or more registered offerings, the Pilot Shares will be issued and offered by Delta. The Pilot Shares or the cash proceeds from the sale thereof shall be distributed among the individual Eligible Pilots pursuant to allocation parameters set forth in the applicable collective bargaining agreement among Delta, ALPA, the Delta MEC and the Northwest MEC.

Pursuant to the TFA, Delta filed with the SEC a registration statement on Form S-8 on October 29, 2008 (the “Form S-8”), to register the issuance of the Pilot Shares (and the participants’ interests in the relevant plans) to permit the Pilot Shares to be distributed in kind to the Eligible Pilots and to be freely-transferable and has agreed to maintain the effectiveness of such registration statement for as long as necessary to permit such resales of such Pilot Shares by such holders.

In addition, at any time prior to, on or after the date of the closing of the Merger, Athena may require Delta to file a shelf registration statement under the Securities Act of 1933 (the “Securities Act”) in respect of all or a portion of the Pilot Shares (a “Shelf Registration”) by delivering to Delta a written notice stating that such right is being exercised, specifying the number of Pilot Shares to be included in such shelf registration and describing the intended method of distribution thereof, which may include an underwritten offering. Upon receiving such a request, Delta has agreed to (i) use all reasonable efforts to file as promptly as reasonably practicable a shelf registration statement on Form S-3 (or any successor form) (the “Shelf Registration Statement”) to permit sale of the Pilot Shares for the benefit of the Eligible Pilots pursuant to one or more registered secondary offerings (which may include underwritten offerings) on or after the closing of the Merger (“Takedowns”), including, if eligible, filing such registration statement as an automatic shelf registration statement so that it is

CUSIP No: 247361702	13D	Page 6 of 8

effective upon filing, (ii) after the filing of an initial version of the Shelf Registration Statement (other than an automatic Shelf Registration Statement), use all reasonable efforts to cause such registration statement to be declared effective under the Securities Act, and (iii) after the Shelf Registration Statement becomes effective, maintain its effectiveness under the Securities Act for not less than one year, subject to extension as provided in Exhibit A to the TFA. Athena may request no more than three (3) Takedowns pursuant to the Shelf Registration Statement (subject to the provisions of Exhibit A to the TFA) and the parties agree to comply with the registration procedures provided on Exhibit A to the TFA for any such Takedowns. At the request of Athena, Delta is expected to file the Shelf Registration Statement with the SEC on or about November 10, 2008.

Subject to market conditions and other factors deemed relevant by Athena from time to time, it is the current intention of Athena to arrange for the sale of any or all of the Pilot Shares at any time or from time to time after the Shelf Registration Statement becomes effective.

In connection with entering into the TFA, Northwest, the Northwest MEC and ALPA have entered into the Ancillary Transaction Framework Agreement, dated as of June 26, 2008, (the “Ancillary TFA”) that provides for certain additional covenants and agreements in connection with and in furtherance of the transactions contemplated by the Merger. The Ancillary TFA included as Exhibit 99.3 hereto is incorporated herein by reference and any description of the Ancillary TFA contained herein is qualified in its entirety by reference to Exhibit 99.3.

In connection with the entry into the Original TFA, Delta and ALPA entered into amendments to the then-existing collective bargaining agreement governing the Delta Pilot Group at that time. Delta, the Delta MEC and ALPA also entered into a letter agreement dated as of April 14, 2008 (“Pilot Nomination Letter”) pursuant to which the Delta MEC may designate a member of Delta’s board of directors (the “Board”). The Delta MEC nominated and Delta appointed Mr. Kenneth C. Rogers to the Board on April 14, 2008. The TFA provides that, from and after the date of the closing of the Merger until such time as the Delta MEC and the Northwest MEC have been replaced by a new MEC for the pilots employed by both Delta and Northwest Airlines (the “Merged Company MEC”), the Delta MEC and the Northwest MEC will jointly exercise the right to nominate a member of the Board pursuant to the Pilot Nomination Letter.

The Pilot Nomination Letter included as Exhibit 99.4 hereto is incorporated herein by reference and any description of the Pilot Nomination Letter contained herein is qualified in its entirety by reference to Exhibit 99.4.

Except as set forth in this statement or the exhibits hereto, Athena currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, Athena reserves the right to formulate such plans or proposals regarding the Issuer, and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Athena.

CUSIP No: 247361702	13D	Page 7 of 8

Item 5.	Interest in Securities of the Issuer.

The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is expected to be between 29,366,166 and 29,501,333, the aggregate number of Northwest Pilot Shares is expected to be between 19,968,993 and 20,060,907, and the aggregate number of Pilot Shares is expected to be between 49,335,159 and 49,562,240 (representing approximately 6.8% of the outstanding Common Stock based on the information provided by Delta). Therefore, ALPA may be deemed to beneficially own between 49,335,159 and 49,562,240 shares of Common Stock (representing approximately 6.8% of the outstanding Common Stock based on information provided to ALPA by Delta).

Because Athena has the right under the TFA to make determinations with respect to the timing of the issuance and disposition of the Pilot Shares to be issued pursuant to the TFA, Athena may be deemed to share investment power with respect to all such shares with ALPA. Mr. Presser, as the managing member of Athena, may also be deemed to have investment power with respect to such shares. Athena and Mr. Presser each specifically disclaims any “group” relationship (within the meaning of Section 13(d)(3) of the Exchange Act) with ALPA with respect to the shares of Common Stock reported herein. Athena does not have voting power with respect to any of the Pilot Shares.

Except as described in this Schedule 13D, the Reporting Persons (i) do not hold any shares of Common Stock and (ii) have not engaged in any transactions in the shares of Common Stock during the past 60 days. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and in Exhibits 99.1 to 99.4 attached hereto is incorporated herein by reference.

CUSIP No: 247361702	13D	Page 8 of 8

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Transaction Framework Agreement by and among Delta Air Lines, Inc., the Delta Master Executive Council and the Air Line Pilots Association, International, dated April 14, 2008

99.2**	Transaction Framework Agreement by and among Delta Air Lines, Inc., the Delta Master Executive Council, the Northwest Airlines Master Executive Council and the Air Line Pilots Association, International, dated June 27, 2008

99.3***	Ancillary Transaction Framework Agreement by and among Northwest Airlines Corporation, the Northwest Airlines Master Executive Council and the Air Line Pilots Association, International, dated June 26, 2008

99.4****	Pilot Nomination Letter effective as of April 14, 2008

99.5	Joint Filing Agreement by and between Athena Advisory Group, LLC and Stephen Presser, dated November 10, 2008

*Incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Issuer with the SEC on April 25, 2008.

**Incorporated by reference to Exhibit 10 to the Form 10-Q filed by the Issuer with the SEC on July 17, 2008.

*** Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Air Line Pilots Association, International with the SEC on November 10, 2008.

****Incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Issuer with the SEC on April 25, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2008

ATHENA ADVISORY GROUP, LLC

/s/ Stephen Presser
Name: Stephen Presser Title: Managing Member